TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD ANNOUNCES CÔTÉ GOLD ACHIEVING NAMEPLATE THROUGHPUT

Toronto, Ontario, June 23, 2025 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") is pleased to announce that on Saturday, June 21, 2025, the Côté Gold Mine reached a major  milestone as the processing plant operated at the nameplate capacity of 36,000 tpd on average over thirty consecutive days.

"I would like to congratulate our Côté Gold teams, who demonstrated remarkable determination and commitment to bring Côté Gold online and advance it to nameplate throughput rate within 15 months," said Renaud Adams, President & CEO of IAMGOLD. "To bring a gold project from first gold to the design nameplate rate within this timeframe, while ensuring a safe workplace for all, exemplifies the commitment to excellence and accountability that is at the core of IAMGOLD today. This milestone was made possible as momentum built from March in which the Côté processing plant achieved an average monthly throughput rate of 90% of nameplate and then reached 96% over a 30-day period in April. The achievement confirms our confidence in the Côté Gold production guidance of 360,000 to 400,000 ounces on a 100% basis, with costs expected to decline through the year. Further, we are excited at the opportunities the installation of the second cone crusher will bring, including improving plant availability and maintenance cycles, while providing potential for further throughput increases."

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). On March 31, 2024, the Company commenced production at Côté Gold, in partnership with Sumitomo Metal Mining Co. Ltd., a mine that has the potential to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com